Exhibit (a)(5)(ii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JAMES R. GUMMEL, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
	)	C.A. No.
v.	)
)
CONSOL ENERGY INC.	)
)
Defendant.	)
)
)
)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this action on behalf of the public stockholders of CNX Gas Corporation (“ CNX Gas” or the “Company”) against its controlling shareholder, CONSOL Energy Inc. (“CONSOL Energy”), seeking equitable relief for its breaches of fiduciary duty and other violations of state law arising out a proposed transaction in which CONSOL Energy seeks to acquire the remaining outstanding shares of CONSOL Energy not already owned by CONSOL Energy through a cash tender offer by means of an coercive and unfair process and for an unfair price of $ 38.25 per share (the “Proposed Transaction”).

2. CNX Gas is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania, 15317 and engages in the exploration, development, production, and gathering of natural gas primarily in the Appalachian and Illinois basins, in the United States.

3. CONSOL Energy currently owns approximately 83.3% of the approximately 151 million shares of CNX Gas common stock outstanding. On March 21, 2010, CONSOL Energy Inc. announced that it has entered into an agreement with T. Rowe Price Associates, Inc., on behalf of its investment advisory clients owning approximately 9.5 million shares of CNX Gas common stock, or approximately 37% of the shares of CNX Gas that CONSOL Energy does not currently own. Under the agreement, CONSOL Energy agreed to commence a tender offer by May 5, 2010 to acquire all of the shares of CNX Gas common stock that it does not currently own at a price of $38.25, in cash, per share, and T. Rowe Price has agreed to tender its shares of CNX Gas common stock that its investment advisory clients own into the offer.

PARTIES

4. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of CNX Gas.

5. Defendant CONSOL Energy is a Delaware corporation and maintains its principal corporate offices at CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317 and engages in the production of multi-fuel energy and provision of energy services primarily to the electric power generation industry in the United States. CONSOL Energy is a member of the Standard & Poor’s 500 Equity Index and the Fortune 500. It has 11 bituminous coal mining complexes in six states and reports proven and probable coal reserves of 4.5 billion tons.

THE PROPOSED TRANSACTION IS SUBJECT TO ENTIRE FAIRNESS

6. CONSOL Energy is the controlling stockholder of CNX Gas owning approximately 83.3% of the Company’s outstanding common stock.

7. As a result, as described in the Company’s latest Annual Report filed with the United States Securities and Exchange Commission (“SEC”) on February 9, 2010 (the “Annual Report”), “CONSOL Energy will be able to determine the outcome of all corporate actions requiring stockholder approval.” For example, “CONSOL Energy will continue to control decisions with respect to:

•	the election and removal of directors;

•	mergers or other business combinations involving us;

•	future issuances of our common stock or other securities; and

•	amendments to our certificate of incorporation and bylaws.”

Common Officers and Directors

8. Of the four members of CNX Gas’s Board of Directors (the “Board”), three are officers and/or directors of CONSOL Energy.

9. J. Brett Harvey (“Harvey”), the Company’s Chief Executive Officer of the Company and Chairman of the Board since January 16, 2009, and a director of CNG Gas since June 30, 2005, the date of its formation, has been President, Chief Executive Officer and a director of CONSOL Energy since January 1998.

10. Philip W. Baxter (“Baxter”), has been a director of CNX Gas since June 30, 2005, the date of its formation (serving as Chairman of the Board from such date until January 2009). Baxter currently serves as a member of the Company’s Audit Committee, and has also served as a member of the Finance Committee. Baxter served as director of CONSOL Energy (as well as

Chairman of its Audit Committee and a member of its Finance Committee) from August 1999 until August 2005, and rejoined the CONSOL Energy Board in January 2009. He currently serves on CONSOL Energy’s Audit and Finance Committees.

11. Raj K. Gupta (“Gupta”) has been a director of CNX Gas since June 30, 2005, the date of its formation, and a director of CONSOL Energy since February 2004. He is currently on the Audit Committee of CNX Gas and CONSOL Energy.

12. In addition to Harvey, as described above, each member of the Company’s management is likewise an officer of CONSOL Energy.

13. Nicholas J. Deluliis (“Deluliis”), President and Chief Operating Officer of CNX Gas, was also appointed as the Executive Vice President and Chief Operating Officer of CONSOL Energy on January 16, 2009.

14. William J. Lyons (“Lyons”) was named Executive Vice President and Chief Financial Officer of CNX Gas on January 16, 2009. Lyons has also been Chief Financial Officer of CONSOL Energy since February 2001. From January 1995 to February 2001, Lyons held the position of Vice President-Controller for CONSOL Energy. Lyons joined CONSOL Energy in 1976.

15. Robert F. Pusateri, the Company’s Executive Vice President, Marketing & Sales and Transportation Services, is President of CONSOL Energy Sales Company. Pusateri joined CONSOL Energy as an accountant in April 1974.

16. P. Jerome Richey (“Richey”), Senior Vice President and General Counsel of CONSOL Energy was appointed Executive Vice President—Corporate Affairs and Chief Legal Officer of CONSOL Energy and CNX Gas on January 16, 2009.

17. Robert P. King was named Executive Vice President - Business Advancement and Support Services in January 2009, with responsibility for material and supply chain management, Fairmont Supply, construction and project management, environmental and engineering services, business development, research and development, and strategic planning. King was also appointed Executive Vice President -Business Advancement and Support Services for CONSOL Energy on January 16, 2009. King joined CONSOL Energy Inc. in August 2006.

Dependent on CONSOL Energy

18. The financial success of the Company is significantly dependent on CONSOL Energy’s business. As stated in the Annual Report, “A significant portion of our production is associated with the coal mining operations of CONSOL Energy and any disruption to those coal mining operations will adversely impact our production and results of operations.” To be specific, in 2009, approximately 19% of the Company’s gas production was produced in connection with coal extraction by CONSOL Energy; and 7% of the Company’s production was associated with CONSOL Energy’s active mining operations. In 2008, approximately 24% of the Company’s gas production was produced in connection with coal extraction by CONSOL Energy; and 12% of the Company’s production was associated with CONSOL Energy’s active mining operations.

19. In addition, as described in the Annual Report, the Company’s “prior and continuing relationship with CONSOL Energy exposes us to risks attributable to CONSOL Energy’s businesses.” In particular, the Company has we have an agreement with CONSOL Energy that we will refrain from taking certain actions that would result in CONSOL Energy being in default under its debt instruments. Those debt instruments currently contain covenants that would be breached if we borrow from a third party unless we contemporaneously guaranteed indebtedness of CONSOL Energy under those debt instruments. In addition, those debt instruments contain covenants that would be breached by our granting liens on certain assets unless we contemporaneously grant a pari passu lien securing the indebtedness of CONSOL Energy under those debt instruments. In connection with our obtaining an unsecured credit facility with a group of commercial lenders, we guaranteed CONSOL Energy’s $250 million 7.875% notes due March 1, 2012. We are exposed to the risk that, in these circumstances, CONSOL Energy cannot, or will not, make the required payment or in turn that we are required to make a required payment to CONSOL Energy. If this were to occur, our business and financial performance could be adversely affected.

20. As controlling stockholder, CONSOL Energy has the power and is exercising such power to enable it to acquire the Company’s common stock and to dictate terms that are contrary to the Company’s minority shareholders’ best interests and do not reflect the fair value of CNX Gas’s common stock.

21. As such, the transaction is subject to the exacting entire fairness standard under which the Defendants must establish both fair price and fair dealing.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of CNX Gas common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

23. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of March 24, 2010, CNX Gas has approximately 151 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Has CONSOL Energy breached its fiduciary duties owed by it to Plaintiff and the others members of the Class;

(ii)	Is CONSOL Energy, in connection with the Proposed Transaction of CNX Gas by CONSOL Energy, pursuing a course of conduct that is not the product of entire fairness;

(iii)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d) Plaintiffs claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

COMPANY BACKGROUND

24. CNX Gas is engaged in the exploration, development, production and gathering of natural gas primarily in the Appalachian and Illinois Basins. As sated in the Company’s Annual Report, the Company is a leading developer of coalbed methane (“CBM”) and has a growing conventional and shale exploration program.

25. The Company began extracting CBM in the early 1980s from coal seams in Virginia in order to reduce the gas content in the coal being mined by CONSOL Energy. The Company developed techniques to extract CBM from coal seams prior to mining in order to enhance the safety and efficiency of CONSOL Energy’s mining operations. Typically, the gas was vented to the atmosphere. As stated in the Company’s Annual Report, “as a result of our more than 20 years of experience with CBM extraction, we believe our management has developed industry-leading expertise in this type of gas production.”

26. In 1990, CONSOL Energy created a joint venture with Conoco Inc. (“Conoco”) to produce CBM that qualified for certain preferential tax treatment. Under an operating arrangement, CONSOL Energy operated gas wells and gathering facilities in which Conoco had an ownership interest. In 1993, CONSOL Energy acquired the assets of Island Creek Coal Company in Virginia, including an interest in CBM and gathering assets, from Occidental Petroleum (“Occidental”). The related gas assets acquired from Occidental were sold to MCN Energy Group Inc. (“MCN”) in 1995, although CONSOL Energy continued to operate gas wells in the area for MCN under an operating agreement. Between 2000 and 2001, CONSOL Energy reacquired the assets of MCN and acquired the interests of its joint venture partner, Conoco, to consolidate their interest in Central Appalachia. This created the core of the Company’s business.

27. CNX Gas Corporation was formed on June 30, 2005. CONSOL Energy contributed its gas assets to CNX Gas effective August 8, 2005. The Company’s common stock commenced trading on the New York Stock Exchange (“NYSE”) under the symbol “CXG” on January 19, 2006.

SUBSTANTIVE ALLEGATIONS

28. In a press release dated March 21, 2010, CONSOL Energy announced its attention to commence a tender offer to purchase all the remaining shares of CNX Gas not already owned by CONSOL Energy, stating:

PITTSBURGH (March 21, 2010) - CONSOL Energy Inc. (NYSE:CNX) announced today that it has entered into an agreement with T. Rowe Price Associates, Inc., on behalf of its investment advisory clients owning approximately 9.5 million shares of CNX Gas Corporation (NYSE:CXG) common stock, or approximately 37% of the shares of CNX Gas that CONSOL Energy does not currently own. Under the agreement, CONSOL Energy has agreed, subject to certain conditions, to commence a tender offer by May 5, 2010 to acquire all of the shares of CNX Gas common stock that it does not currently own at a price of $38.25, in cash, per share, and T. Rowe Price has agreed to tender its shares of CNX Gas common stock that its investment advisory clients own into the offer.

* * *

CONSOL Energy’s intended offer would be made directly to CNX Gas stockholders and would be subject to certain customary terms and conditions that must be satisfied or waived for the tender offer to be completed. These conditions would be specified in the offer to purchase for the tender offer when and if such offer is launched. Once the tender offer has been commenced, offering materials will be mailed to CNX Gas stockholders and CONSOL Energy will make all necessary filings with the Securities and Exchange Commission.

The Price is Unfair

29. The Company’s recent performance and promise for substantial growth indicates that the consideration to be received in the Proposed Transaction is unfair.

30. For the last three quarters (whose financial results have been reported), the Company has produced three consecutive quarterly production records. On January 28, 2010, the Company announced its financial results for the quarter ending December 31, 2009. As stated in the press release announcing the results:

Production was 25.1 billion cubic feet (Bcf), or 273 million cubic feet (MMcf) per day, for the quarter ended December 31, 2009. This was the third consecutive quarterly production record, and 13% higher than the 22.2 Bcf, or 242 MMcf per day, for the year-ago quarter. Annual 2009 production was 94.4 Bcf, an increase of 23% over the 76.6 Bcf produced in 2008.

31. As stated by Harvey in the press release announcing the results, the Company ended 2009 on a “very strong footing,” which due to the improving economic and natural gas outlook, the Company expects to continue into 2010:

Economic Outlook

The U.S. economy began growing in the third quarter of 2009, at an annual rate of 2.2% and continued growing in the fourth quarter. Due to the significant fiscal spending and relaxed monetary policy in the United States, a modest recovery appears likely to continue in the U.S. through 2010. This should lead to an increase in demand for energy products from industrial customers, power generators and steel producers. Depending on the pace and sustainability of the recovery, we believe substantial opportunities exist for our gas business.

Natural Gas Outlook

At the onset of the winter heating season, natural gas in storage fields was at record high levels. Because of much colder than normal weather in much of the U.S. from mid-December through mid-January, gas in storage has been drawn down to normal levels. The economic recovery is expected to positively affect industrial and commercial demand. Gas prices have now strengthened to the point where it makes sense for CNX Gas to add a second horizontal rig to its Marcellus Shale drilling program for 2010. CNX Gas, with its low costs and rising production volumes, is expected to benefit from this improved pricing.

32. Further, at least one Wall Street analyst had a price target of $43 per share before the Proposed Transaction was announced.

33. Moreover, although The Proposed Transaction price of $38.25 per share represents a 24% premium to CNX Gas’s closing price the day prior to the announcement of the Proposed Transaction, a Bloomberg article from December 2009 entitled “CEOs Paying 56% M&A Premium Shows Stocks May Be Cheap” reported that “[t]he average premium in mergers and acquisitions in [2009] which U.S. companies were the buyer and seller rose to 56 percent this year from 47 percent last year [2008]. . . .” Thus, the Proposed Tranasction premium of 24% is well below the average premium in like transactions during 2009.

34. Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. Accordingly, CONSOL Energy is picking up CNX Gas at the most opportune time, at a time when CNX Gas is poised for growth and its stock price is trading at a huge discount to its intrinsic value.

Consummation of the Proposed Transaction is a Foregone Conclusion

35. As of December 31, 2009, the Company had approximately 150,986,918 shares outstanding.

36. CONSOL Energy owns approximately 83.3% of the Company’s outstanding common stock.

37. T. Rowe Price, on behalf of its investment advisory clients owns 9,474,116 shares (of which 2,642,000 shares are discretionary account shares) of CNX Gas common stock (the “TRP Shares”), which represents approximately 6.27% of the Company’s outstanding shares. Pursuant to the Proposed Transaction, T. Rowe Price has agreed to tender the TRP Shares into the tender offer. With respect to the 2,642,000 discretionary account shares, each unaffiliated third party with respect to its discretionary account shares has the right to instruct that its shares be sold or not be tendered, but “CONSOL Energy believes that most, if not all, of the discretionary account shares will be tendered into the offer.”

38. Taking into account the tender of the TRP shares, CONSOL Energy will already own approximately 89.6% of the Company’s shares. Even not taking into account the 2,642,000 discretionary shares, CONSOL Energy will own 87.85% of the Company’s common stock.

39. As stated in the Company’s Annual Report, “were CONSOL Energy to acquire 90% or more of [the Company’s] common stock, CONSOL Energy could by itself effect a “short form” merger without any stockholder action or approval. Thus, the minority stockholders may not have any vote on a merger or other transaction involving [the Company] that results in [the Company] becoming a wholly owned subsidiary of CONSOL Energy and the minority stockholders may be faced with either accepting the consideration offered by CONSOL Energy or pursuing appraisal rights.”

40. Accordingly, pursuant to Delaware law pertaining to short form mergers, CONSOL Energy will only need an additional 0.4% shares to be tendered (or 2.15% not taking into account the discretionary shares) in order to effectuate the short-form merger, a number so small thus virtually guaranteeing the Proposed Transaction will occur unless protective provisions are put in place to protect the interest of the minority shareholders, such as a majority- of-the-minority provision.

41. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF

COUNT I

Breach of Fiduciary Duty

(Against CONSOL Energy)

42. As the controlling stockholder of the Company, CONSOL Energy violated its fiduciary duty to the public shareholders by seeking to acquire the public shareholders’ stake in the Company for wholly inadequate and unfair consideration.

43. CONSOL Energy has the power and is exercising its power to acquire CNX gas’s public shares and dictate terms which are in its interest regardless of the wishes or best interests of Class members and without establishing the fair market value of CNX gas’s shares.

44. CONSOL Energy has breached and will continue to breach its fiduciary duties owed to the public shareholders of CNX gas, and is engaging in, or facilitating the accomplishment of, an unfair and self-interest transaction that is not entirely fair to the public shareholders of CNX gas.

45. As a result of CONSOL Energy’s breaches of its fiduciary duties, Plaintiff and the Class will suffer irreparable injury.

46. Unless enjoined by this Court, CONSOL Energy will continue to breach its fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
BLAKE A. BENNETT (#5133) The Brandywine Building
1000 West Street, 10th Floor
Wilmington, DE 19801
(302) 984-3800
Attorneys for Plaintiffs

DATED: March 29, 2010

OF COUNSEL

LEVI & KORSINSKY, LLP

Eduard Korsinsky

Eric M. Andersen (No. 4376)

30 Broad Street, 15th Floor

New York, New York 10004

Tel: (212) 363-7500

Fax: (212) 363-7171